EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,			Year Ended December 31,
(Dollars in Thousands)	2006		2005	2005	2004	2003	2002	2001
Earnings:
Pre-tax income (loss)	$(115,674)		$12,700	$110,709	$116,218	$(85,971)	$111,983	$85,824
Deduct: income from partnerships	—		—	—	(12,777)	(17,347)	(18,480)	(19,313)
Add: cash received from partnerships	—		—	—	13,267	23,026	20,625	26,888
Add: fixed charges	174,295		67,042	312,438	191,945	186,777	38,383	34,972

Earnings available for fixed charges	$58,621		$79,742	$423,147	$308,653	$106,485	$152,511	$128,371

Fixed charges:
Interest expense	$172,566		$66,249	$309,144	$188,048	$183,387	$37,353	$33,973
Interest component of rent expense	1,729		793	3,294	3,897	3,390	1,030	999

Total fixed charges	$174,295		$67,042	$312,438	$191,945	$186,777	$38,383	$34,972

Ratio of earnings to fixed charges (1)	—	(2)	1.2	1.4	1.6	(2)	4.0	3.7

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For purposes of computing he ratio:
earnings consist of (a) income from continuing operations before income from equity investments in partnerships and income taxes, (b) fixed charges and (c) cash distributions from partnership investments; and
fixed charges consists of (a) interest on debt, (b) amortization of debt issuance costs and (c) one-third of operating rental expense, which management believes is representative of the interest component of rent expense.
(2)	Due to our losses in the three months ended March 31, 2006 and the year ended December 31, 2003, the ratio was less than 1:1 for these periods. We would have had to generate additional earnings of $115,674 and $80,292 to achieve a ratio of earnings to fixed charges of 1:1 for the three months ended March 31, 2006 and the year ended December 31, 2003, respectively.